

August 23, 2011

<u>Via E-Mail</u>

Alvaro Garcia-Tunon
Executive Vice President, Chief Financial Officer and Secretary
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

     Re: **Westinghouse Air Brake Technologies Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed February 25, 2011
             File No. 033-90866

Dear Mr. Garcia-Tunon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis
Results of Operations, page 25

1. Please revise to discuss and analyze the reasons underlying non acquisition-related changes in sales. For example, explain how and why specialty product sales in the freight group increased $63.2 million from 2009 to 2010.

2. We note that cost of sales is material to your consolidated results but you do not provide a discussion and analysis of these costs. We believe you should revise your disclosure to provide a direct comparative discussion and analysis of cost of sales on a consolidated basis at an appropriate level of detail. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of sales that caused cost of sales to vary materially (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. We also believe that these disclosures, in particular in

regard to underlying reasons for material changes in costs of sales, are appropriate at the segment level when a change in a cost of sales of a segment materially impacts the segment's measure of profit or performance. In this regard, we believe you should quantify cost of sales associated with each segment to enable investors to understand their magnitude and relative impact on each segment's results.   Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.

Operating Expenses, pages 27 and 28

3. Please quantify each factor cited in explaining variances so that investors may understand its relative impact. For example, several factors are cited in regard to the variances in selling, general and administrative expenses between the comparative periods reported without quantification. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Critical Accounting Policies, page 35

4. We believe your disclosure could provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect amounts associated with the policies you have indicated. Your disclosure should be explicit as to which of the identified factors are most sensitive to change, deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or that could lead to material changes in the future. To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. Please revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief